                                                              EXHIBIT 99.1

EMPLOYMENT AGREEMENTS

  The Corporation has entered into employment agreements with each of the named executive officers. The agreements with Messrs. Seelenfreund, Mahoney and Norris will expire on October 31, 1994. The agreements with Messrs. McDowell and Johnson expire on January 13, 1995 and January 14, 1995, respectively.

  All of the foregoing agreements provide for annual salaries at the rates in effect as of the date of the commencement of the agreements or such higher salaries as may be from time to time approved by the Board (or the Compensation Committee of the Board), plus such incentive compensation as may be voted to such executive officers yearly by the Board (or the Compensation Committee of the Board), and other group and key executive benefits. Mr. McDowell's agreement also provides for an annual housing assistance payment by the Corporation of $60,000, which amount is equal to 1/10th of the original principal amount of the housing loan made to him and discussed under "Indebtedness of Executive Officers" on page 19.

  In the event of the death or disability of an executive, the employment agreements described above generally provide for continued payment of the executive's compensation to the executive's spouse or other designee for six months following an executive's death, and for the continuous payment of such compensation to the executive for twelve months in the event of the executive's disability (and, in the case of Mr. Johnson, such payments will continue for six months; provided, however, that if he is totally disabled for a continuous period exceeding six months, Mr. Johnson will be paid $10,000 a month for the remainder of his disability or until he reaches age 65, whichever occurs first).

EXECUTIVE SEVERANCE POLICY AND CHANGE IN CONTROL ARRANGEMENTS

  On September 29, 1993, the Compensation Committee of the Board of Directors determined that existing executive employment agreements, including those with the named executive officers, should be allowed to expire. In lieu of renewing such agreements, the Committee implemented an Executive Severance Policy that would apply in the event an executive officer is terminated by the Corporation for reasons other than for cause and not related to a change in control. The Committee also determined that the existing termination agreements with executive officers, which apply in the event of a change in control, would be amended to continue in force and stand alone from the expiring employment agreements.

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

  Payment of benefits under the Executive Severance Policy is based on the executive officer's tenure and level within the Corporation. In the case of the Chairman and Chief Executive Officer and the President and Chief Operating Officer such benefit is equal to 18 months pay (defined as the base salary rate in effect at the time of termination and target bonus) plus one month's pay per year of service, up to a maximum of 36 months. For the other executive officers, the benefit is equal to 12 months' pay plus one month's pay per year of service, up to a maximum of 24 months. Such benefits would be reduced or eliminated by any income the executive receives from subsequent employers during the severance payment period and discontinued in the event the executive is employed by a competitor. Eligibility for employee benefits ceases on the termination date. Executives who are age 55 or more and have 15 or more years of service with the Corporation at the time of such involuntary termination are granted "approved retirement" for purposes of the Corporation's 1984 Executive Benefit Retirement Plan and the 1988 Executive Survivor Benefits Plan. Awards under the Corporation's Long-Term Incentive Plan are pro-rated for all cycles then in progress at the time the executive terminates and are based on actual corporate performance. Vesting of stock options and lapse of restrictions on restricted stock awards will cease as of the date of termination. No severance benefits will be paid beyond age 62.

  The Corporation has also entered into amended termination agreements with certain executive officers, including Messrs. Seelenfreund, McDowell, Mahoney and Norris. The agreements, which operate independently of any employment agreement, continue through December 31 of each year, and are automatically extended in one-year increments until terminated by the Compensation Committee (or by the Board of Directors in the case of Mr. Seelenfreund's agreement). The agreements are automatically extended for a period of two years following any change in control.

  The agreements provide that covered executive officers are entitled to certain severance benefits following a change in control of the Corporation and the actual or constructive termination of the executive's employment within two years of such change. If, following a change in control, the executive is terminated by the Corporation for any reason, other than for cause (as defined in the agreements), or if such executive officer terminates his or her employment for good reason (as that term is defined in the agreements), then the Corporation shall pay to the executive as severance pay in a cash lump sum an amount equal to 2.99 times his or her "base amount" (as that term is defined in the agreements), subject to adjustment. The Corporation also continues the executive's coverage in the health and welfare benefit plans in which he or she was a participant as of the date of termination of employment, and the executive continues to accrue benefits under the 1984 Executive Benefit Retirement Plan, in both such cases for the period of time with respect to which the executive would be entitled to payments under the Corporation's Executive Severance Policy (as described above) if the executive's termination of employment had been covered by such policy. In addition, if the executive is age 55 or more and has 15 or more years of service (as determined under such plan on the date of executive's termination of employment), then such termination shall automatically be deemed to be an "approved retirement" under the terms of the 1984 Executive Benefit Retirement Plan. The amount of severance benefits paid shall be no higher than the amount that is not subject to disallowance of deduction under Section 280G of the Internal Revenue Code.

  For purposes of the amended termination agreements and as used elsewhere in this proxy statement, a "change in control" is generally deemed to occur if:
(i) any "person" (as defined in the Securities Exchange Act of 1934, as amended) other than the Corporation or one of its employee benefit plans, acquires securities representing 30% or more of the combined voting power of the Corporation's then outstanding securities; (ii) during any period of not more than two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Corporation and any new director whose election by the Board of Directors or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds ( 2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or

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

nomination for election was previously so approved, cease for any reason to constitute a majority thereof; (iii) the stockholders of the Corporation approve a merger or consolidation of the Corporation with any other corporation, other than (a) a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent, in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation, at least 50% of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation, or (b) a merger or consolidation effected to implement a recapitalization of the Corporation in which no person acquires more than 50% of the combined voting power of the Corporation's then outstanding securities; or (iv) the stockholders approve a plan of complete liquidation of the Corporation or an agreement for the sale or disposition by the Corporation of all or substantially all of its assets.

PENSION BENEFITS

  The table below illustrates the estimated combined annual benefits payable upon retirement at age 65 under the Corporation's qualified retirement plan and the supplemental Executive Benefit Retirement Plan (EBRP) in the specified compensation and years-of-service classifications. The benefits are computed as single life annuity amounts.

         FIVE YEAR              YEARS OF SERVICE
          AVERAGE      -----------------------------------
       COMPENSATION       15       20       25       30
       ------------    -------- -------- -------- --------
        $  400,000     $186,200 $221,600 $240,000 $240,000
        $  600,000     $279,300 $332,400 $360,000 $360,000
        $  800,000     $372,400 $443,200 $480,000 $480,000
        $1,000,000     $465,500 $554,000 $600,000 $600,000
        $1,200,000     $558,600 $664,800 $720,000 $720,000
        $1,400,000     $651,700 $775,600 $840,000 $840,000

  The compensation covered under the plans whose benefits are summarized in the above table includes the base salary and annual bonus amounts reported in the Summary Compensation Table.

  The estimated credited years of service at March 31, 1994 for each of the executive officers named in the Summary Compensation Table are as follows: Mr. Seelenfreund, 19; Mr. McDowell, 2; Mr. Johnson, 4; Mr. Mahoney, 4, and Mr. Norris, 4.

  The benefit under the EBRP is a percentage of final average pay based on years of service or is determined by the Board of Directors. The maximum benefit is 60% of final average pay. The total paid under the EBRP is not reduced by Social Security benefits but is reduced by those benefits payable on a single life basis under the Corporation's qualified retirement plan.

CERTAIN TRANSACTIONS

  The Corporation and its subsidiaries also have transactions in the ordinary course of business with unaffiliated corporations of which certain of the Corporation's nonemployee directors are directors and/or executive officers. The Corporation does not consider the amounts involved in such transactions to be material in relation to the businesses of such other corporations or the interests of the directors involved. The Corporation anticipates that similar transactions will occur in FY 1995.

INDEBTEDNESS OF EXECUTIVE OFFICERS

  Under the 1973 Stock Purchase Plan, loans bearing interest at the rate of 6.75% have been made to key employees of the Corporation and its subsidiaries for the purchase of shares of the Corporation's Common Stock at 100% of the fair market value on the date of purchase. During FY

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1994, loans were made to two executive officers to purchase an aggregate of
8,500 shares of the Corporation's Common Stock at an average price of $47.68 per share under this Plan. The maturity dates on such loans are August 4, 2003 and August 27, 2003, respectively.

  The table below shows as to each director or executive officer who was indebted to the Corporation in an amount exceeding $60,000 at any time during the period April 1, 1993 through May 15, 1994, (i) the largest aggregate amount of indebtedness outstanding during such period, and (ii) the amount of indebtedness outstanding at May 15, 1994. All indebtedness shown in the case of Mr. Hawkins, and $95,103 of the amount shown in the case of Mr. Johnson resulted from loans under the 1973 Stock Purchase Plan. The remaining indebtedness shown for Mr. Johnson and all of the amounts shown for Messrs. Armstrong, McDowell and Smith relate to secured loans given to assist those named executives with housing relocation from other areas upon joining the Corporation (see page 17 under the heading "Employment Agreements" for further information concerning Mr. McDowell's loan). Such loans are without interest so long as the individuals remain in the employ of the Corporation or are under an employment contract and thereafter at a market rate. Under the provisions of Mr. Johnson's loan, in lieu of interest, the Corporation will share in any appreciation in the value of the property securing the loan at maturity. Under the provisions of Mr. Smith's loan, the Corporation has agreed to waive repayment of the principal amount of $100,000 for each full fiscal year prior to maturity during which McKesson Drug Company achieves its specified goal for profit before tax and to forgive the principal amount of the loan in the event of a change in control of the Corporation (as defined in the Note) and the actual or constructive termination of Mr. Smith's employment within two years of such change.

                              LARGEST AGGREGATE    AMOUNT OF
                                  AMOUNT OF     INDEBTEDNESS AT
                                INDEBTEDNESS     MAY 15, 1994
                              ----------------- ---------------
        William A. Armstrong      $ 95,000         $ 95,000
        Richard H. Hawkins         277,359          273,319
        Robert C. Johnson          501,423          499,539
        David E. McDowell          600,000          600,000
        James H. Smith             400,000          400,000

AMENDMENTS TO THE 1978 STOCK OPTION PLAN (PROXY ITEM NO. 2)

Background and Purpose

  The 1978 Stock Option Plan (the "1978 Plan") was approved by the stockholders of the Corporation in 1978. The Board of Directors believes that the granting of stock options has been of substantial value in enabling the Corporation to attract and retain key employees and directors of outstanding ability by providing them an opportunity to acquire a proprietary interest in the Corporation. In view of the Corporation's policy to provide stock options as additional incentive to a broad category of key employees and nonemployee directors, whose continued efforts are essential to the future growth and earnings of the Corporation, the Board of Directors believes that it is essential that an adequate supply of Common Stock be available for future stock option grants. Increases in the aggregate number of shares of Common Stock available for options under the 1978 Plan were approved by the Corporation's stockholders in 1983, 1986 and 1991, bringing the number of shares available for option under the 1978 Plan to the present amount of 8,400,000. As of June 1, 1994, 655,572 shares remained available for granting of future stock options.

  Beginning in 1994, the Internal Revenue Code contains new rules regarding the federal income tax deductibility of compensation paid to the Corporation's Chief Executive Officer and to each of the other four most highly-compensated executive officers. The general rule is that annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, the Corporation can preserve the deductibility of certain compensation in

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excess of $1,000,000 if it complies with conditions imposed by the new rules, including the establishment of a maximum number of shares with respect to which options may be granted to any one employee during any one year. Currently the 1978 Plan does not contain any such maximum number of shares.

  Accordingly, on March 30, 1994, the Board of Directors unanimously adopted, subject to stockholder approval, amendments to the 1978 Plan to (i) increase by 3,000,000 the maximum number of shares of Common Stock that may be optioned thereunder to a total of 11,400,000 shares; and (ii) establish 300,000 as the maximum number of shares with respect to which options may be granted to any one employee during any one year.

  The full text of the proposed plan amendments is annexed as Exhibit A to this proxy statement. A description of the 1978 Plan as currently in effect follows.

Description of the Plan

  The 1978 Plan provides for the granting of nonqualified options or options qualifying as incentive stock options ("ISOs") under Section 422A of the Internal Revenue Code, as amended, to purchase an aggregate of not more than 8,400,000 shares of Common Stock of the Corporation. Shares subject to options which for any reason (except surrender for shares of stock) cease to be exercisable continue to be available for subsequent options under the 1978 Plan. The exercise price of the stock covered by each option may not be less than 100% of the fair market value of such stock on the date the option is granted. Shares issued upon exercise of options may be authorized but unissued stock or authorized and issued stock reacquired by the Corporation and held in treasury.

  The 1978 Plan is administered by the Compensation Committee of the Board (the "Committee"), whose members are not eligible to receive options under the 1978 Plan, except for the options automatically granted to nonemployee directors as described below. The Committee may grant options from time to time to key employees and designate the numbers of shares for which an option will be granted. At present, the Corporation has approximately 12,600 employees. The actual number of employees who will receive options is not determinable because the determination of which employees are key employees who actually will receive options is made by the Committee. However, in the fiscal year ended March 31, 1994, approximately 425 key employees received stock options. The Committee has the full power to construe and interpret the 1978 Plan and to establish, amend or rescind rules and regulations for its administration.

  The 1978 Plan provides that each nonemployee director who is elected to the Board for the first time at any special or annual meeting of stockholders is to receive, on such date, an option to purchase 5,000 shares of Common Stock, which is immediately exercisable in full but expires in five equal annual installments on each anniversary of the date of grant. On the date of each subsequent annual meeting, each continuing nonemployee director automatically receives an option to purchase an additional 1,000 shares, which is also immediately exercisable in full. Subject to the above mentioned expiration provisions, the term of each option is five years. All options granted to nonemployee directors are nonqualified options, and no such options include stock appreciation rights.

  The maximum term of each option, except for options granted to nonemployee directors, may be for such period of time as the Committee may determine, but not more than ten years and three months from the date it is granted. In consideration of the granting of options under the 1978 Plan, an optionee must enter into a written Stock Option Agreement (the "Agreement") containing such terms, provisions and conditions determined by the Committee to be consistent with the 1978 Plan. An optionee, other than a nonemployee director, must remain in the continuous employ of the Corporation and/or one of its affiliates for a period of at least twelve months from the date on which

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

the option is granted in order to first become eligible to exercise such option. Thereafter, options granted as installment options become exercisable in four equal annual installments beginning one year after the grant date, and options granted as noninstallment options become fully exercisable at any time after four years from the date of grant. Any portion of an option not exercised as it becomes available shall accumulate and may thereafter be exercised by the optionee at any time during the option term. Options are generally exercisable for up to three months following termination of employment. The post-termination exercise period is generally extended to three years, but in no event beyond the original option period, if the termination is due to retirement, death or long-term disability. Options under the 1978 Plan which qualify as ISOs must be exercised in the chronological order of dates of grant. In the event of a capital adjustment resulting from a merger, consolidation, reorganization, recapitalization, reincorporation, stock split or stock dividend (in excess of 2%), the number of shares of Common Stock under option and the option price per share will be appropriately adjusted.

  The Committee has the right to provide in any Agreement for a stock appreciation right ("SAR") in connection with options granted under the 1978 Plan. An SAR is subject to the same terms and conditions as the related option, and is exercisable only to the extent the option is exercisable. An SAR entitles the optionee to surrender (during an authorized surrender period) to the Committee, unexercised, the related option, or any portion thereof, and to receive a payment in consideration therefor of an amount equal to the difference obtained by subtracting the option price from the fair market value of the Corporation's Common Stock on the date of surrender. Such payment may be made in shares of the Corporation's Common Stock valued at fair market value on the date of surrender or in cash, or partly in such shares and partly in cash. Acceptance of such surrenders and the manner of payment therefor is at the sole discretion of the Committee. If an option is surrendered for cash, the shares covered by the surrendered option are thereafter available for grant under the 1978 Plan.

  The 1978 Plan provides that the Committee, in its sole discretion, may permit an optionee to pay the purchase price upon exercise of any option, in whole or in part, by tendering to the Corporation shares of the Corporation's Common stock owned by the optionee for at least six months prior to the option exercise, and having an aggregate fair market value equal to the option price of the new shares being acquired. In addition, optionees may use stock to satisfy any withholding tax obligation upon exercise of a nonqualified stock option.

  The 1978 Plan provides that outstanding options become immediately exercisable upon the occurrence of certain changes in control of the Corporation, and for the forfeiture of options granted on or after October 27, 1993, by employees under certain circumstances.

  The Board of Directors may at any time amend, suspend, or terminate the 1978 Plan, but may not adversely affect options already granted or, without stockholder approval, increase the maximum number of shares subject to the 1978 Plan (except for adjustments for recapitalization, stock dividends and other change in the corporate structure), or change the designation or class of employees eligible to receive options thereunder.

Federal Tax Consequences

  Nonqualified Stock Options. No taxable income results to an optionee upon the grant of nonqualified stock options. Upon exercise, generally an optionee will have reportable ordinary income in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise, and such amount will be deductible by the Corporation for federal income tax purposes. The ordinary income upon exercise of the option will be subject to applicable withholding taxes. Generally, any profit or loss on the subsequent disposition of such shares will be short-term or long-term capital gain or loss, depending upon the holding period for the shares.

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

  Incentive Stock Options. No taxable income results to an optionee upon either the grant or exercise of an incentive stock option, and the optionee generally will be taxed at capital gain rates when and if the stock received on exercise of the option is sold after certain holding period requirements are met. Long-term capital gains rates will apply to the optionee's full gain at the time of the sale of the stock, provided that: (1) no disposition of the stock is made within either two years from the date of grant of the option or one year after exercise of the option, and (ii) the option is exercised no later than three months after termination of employment (one year in the event of disability).

  A sale, exchange, gift or other transfer of legal title of stock acquired pursuant to an incentive stock option within two years from the date of grant or within one year after exercise constitutes a disqualifying disposition. A disqualifying disposition involving a sale or exchange produces taxable income to the optionee, and an income tax deduction to the Corporation, in an amount equal to the lesser of (i) the fair market value of the stock on the date of exercise minus the option price; or (ii) the amount realized on disposition minus the option price. A disqualifying disposition as a result of a gift produces taxable income to the optionee and a deduction to the Corporation in an amount equal to the difference between the option price and the fair market value of the stock on the date of exercise.

  The spread on the date of exercise between the fair market value and the option price of stock acquired through the exercise of an incentive stock option generally is an adjustment item for purposes of the alternative minimum tax, unless a disqualifying disposition is made within the same taxable year of the exercise.

Certain Information

  On June 1, 1994 the reported closing sale price of the Corporation's Common Stock on the New York Stock Exchange composite tape was $81.75 per share.

  Options granted during the fiscal year ended March 31, 1994 to the five named executive officers appear in the Stock Option Grants table on page 16. Options were granted to all current executive officers as a group (including the named executive officers) for 178,000 shares, to all current directors who are not executive officers for 7,000 shares, and to all employees (other than executive officers) for 643,675 shares.

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